UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

Advice in advance of the publication of the 2003 Annual Reports and Accounts of the Royal Dutch Petroleum Company and
The “Shell”Transport and Trading Company, p.l.c.

The 2003 annual reports and accounts of Royal Dutch PetroleumCompany (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are scheduled to be available to shareholders and published on 28 May 2004.

The annual reports and accounts will be submitted for approval at the Annual General Meetings (AGMs) on 28 June 2004.

Mr Jeroen van der Veer, Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies, commented on today’s announcement:

“I am pleased that on Friday we will be publishing our annual reports and accounts for Royal Dutch and Shell Transport as previously announced. The external auditors have given unqualified audit opinions. The annual reports and accounts will reflect a restatement of reserves data and related financial impact, and we have implemented a number of accounting policy changes. We have also adopted a stricter application of some specific accounting standards.

“The aggregate effect of the reserves restatement, including the previously disclosed recategorisations and an adjustment with respect to royalties paid in cash in Canada, brought the total for 2002 to 4.47 billion barrels of oil equivalent.”

Discussions with the Division of Corporation Finance of the US Securities and Exchange Commission (SEC), about Shell’s Form 20-F filings continue, in particular with regard to financial statements and unaudited supplementary oil and gas data.

The Group has implemented the following accounting policy changes with effect from 2003:

1. The Group financial statements will be presented in accordance with US Generally Accepted Accounting Principles (GAAP) with a reconciliation to statements presented under Netherlands GAAP. Prospectively the difference with regard to net income is that goodwill is amortised under Netherlands GAAP; whereas under US GAAP goodwill is maintained at the acquisition value and then tested for impairment.

2. All inventories will now be reported on a First-In-First-Out (FIFO) basis. Previously certain inventories in North America were reported on a Last-In-First-Out (LIFO) basis and disclosed in the notes to the financial statements. As a result the Group’s accounting policy for inventories is on the same basis globally. The Group will be adopting International Financial Reporting Standards (IFRS) in 2005. Under IFRS, FIFO is the prescribed method for valuing inventories.

The finalisation of the financial statements also reflects a strict application of the financial accounting standard ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’(FAS19), and two additional impairments of long-lived assets.

In particular, amendments have been made to the unaudited results reported for 2003 in the earnings release on 5 February 2004 and the 2002 and 2001 financial statements in the following areas:

  FAS19, section 31b: This relates to the capitalisation of costs for exploration wells related to unproved properties for which no firm plan for further exploratory drilling or development of the field exists, and for which proved reserves are not booked within 12 months after the date when the exploratory drilling is complete. The Group’s previous practice was to keep such cost capitalised where the project was actively under development, though no further exploration drilling was underway or planned. The strict interpretation of FAS19 adopted results in the expensing of exploration cost even though the project is moving towards final investment decision when proved reserves will be booked.

  In the process of reviewing oil and gas properties in detail as to whether their carrying value was fully covered by future cash flows, two properties were identified, not related to the reserves restatement, which needed impairment at the end of 2003 as per FAS144 ‘Accounting for the Impairment or Disposal of Long Lived Assets’.

  FAS133 ‘Accounting for Derivative Instruments and Hedging Activities’: This deals with certain contracts for the sale and delivery of own production natural gas from the North Sea that are now marked-to-market. Previously this was disclosed in the notes to the financial statements.

  As a result of the later closing of the 2003 financial statements, certain post balance sheet events have been recognised in the 2003 results in line with normal accounting requirements. These together are reported as ‘Other’ in table 1 below compared to the unaudited results for
  2003 reported in the earnings release on 5 February 2004.

There is no impact from the restatement on reported Group cash flows.

The annual reports will additionally reflect the following with respect to the unaudited oil and gas reserves data:

  For the years ended 1999 to 2002, proved reserves and production included royalties paid in cash on certain properties in Canada (consistent with practice for properties outside North America). These have now been removed from proved reserves (consistent with practice for properties in the United States), resulting in a reduction at 31 December 2003, relative to earlier announcements, of 103 million barrels of oil equivalent (boe) and a reduction of production of 9 mln boe for the year 2003. This change is specific to the Group and does not affect Shell Canada.

  The aggregate effect on proved reserves of the reserves restatement is 4.47 billion boe, of which 4.35 billion boe was previously announced as reserves recategorisations. The remainder relates to adjustments for royalties paid in cash on certain Canadian properties described above. With a reserve replacement ratio for 2003 of 63%, proved reserves were 14.35 billion boe at 31 December 2003, or 10.2 years of production (all excluding oil sands).

Table 1. Financial impact on Net Income under US GAAP for the Group ($ millions)

	2001	2002	2003
19 April 2004 announcement (Provisional estimate of the effect of reserves restatement on net income relative to previously reported 2003 results).	(40)	(100)	(130)
Year-end Net Income as previously reported (including unaudited results for 2003 reported in earnings release on 5 February 2004)	10,852	9,419	12,699
Effect of reserves restatement relative to previously reported results	(42)	(108)	(106)
FAS19 – Exploration costs	(14)	(61)	(81)
FAS144 – Impairments	0	0	(62)
FAS133 – Marked-to-market	0	(39)	(75)
Other	0	0	103
Sub-total	(56)	(208)	(221)
Effect of accounting policy change for inventories	(446)	511	18
Total Adjustments	(502)	303	(203)
Net Income	10,350*	9,722*	12,496

Table 2. Supplementary oil and gas information (unaudited) –proved crude oil and natural gas liquids reserves for the Group

Crude oil and natural gas liquids (Million barrels)	2001	2002	2003
Group Companies:
As previously reported as at 31 December	8,544	9,026	-
Effect of reserves restatement as published in Annual Report	(2,437)	(2,621)	-
As at 31 December	6,107*	6,405*	5,723
Group share of Associated Companies:
As previously reported as at 31 December	925	1,107	-
Effect of reserves restatement as published in Annual Report	(206)	(174)	-
As at 31 December	719*	933*	882
Oil Sands (not restated)	600	600	652

Table 3. Supplementary oil and gas information (unaudited) –proved natural gas reserves for the Group - note: 5,800 million standard cubic feet of natural gas = 1 million boe.

Natural gas (thousand million standard cubic feet)	2001	2002	2003
Group Companies:
As previously reported as at 31 December	50,613	48,240	-
Effect of reserves restatement as published in Annual Report	(8,554)	(7,950)	-
As at 31 December	42,059*	40,290*	41,601
Group share of Associated Companies:
As previously reported as at 31 December	5,216	5,198	-
Effect of reserves restatement as published in Annual Report	(2,397)	(1,786)	-
As at 31 December	2,819*	3,412*	3,319

Table 4. Supplementary oil and gas information (unaudited) –standardised measure of discounted cash flow for the Group ($ million)

	2001	2002	2003
19 April 2004 announcement Provisional estimate effect of reserves restatement in 2002	-	<(10%)	-
Group Companies:
As previously reported as at 31 December	45,878	65,702	-
Effect of reserves restatement as published in Annual Report	(5,464)	(5,340)	-
As at 31st December	40,414*	60,362*	53,844
Group share of Associated Companies:
As previously reported as at 31 December	3,888	7,070	-
Effect of reserves restatement as published in Annual Report	(1,005)	(1,308)	-
As at 31 December	2,883*	5,762*	5,828

*As restated

The agenda items for the AGMs of Royal Dutch and Shell Transport will be announced separately.

An investor and media conference call hosted by Jeroen van der Veer, Chairman of the Committee of Managing Directors, will be held today at 12.30 B.S.T. (13.30 C.E.S.T., 07.30 E.D.T.). The conference will be audio broadcast on the Shell web site and can be accessed via http://www.shell.com/investor.

ENDS

Enquiries:

Investor Relations:
Gerard Paulides +44 20 7934 6287
Bart van der Steenstraten  +31 70 377 3996
Harold Hatchett +1 212 218 3112

Media Relations:
Stuart Bruseth +44 20 7934 6238
Andy Corrigan +44 20 7934 5963
Herman Kievits +31 70 377 8750

Disclaimer statement
This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:
The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

The Hague, May 24, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

General Attorney (M.C.M. Brandjes)

Date: The Hague, 24 May 2004